FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of January 2003

Freegold Ventures Limited

(Translation of registrant’s name into English)

2303 West 41st Avenue

Vancouver, BC V6M 2A3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

Form 20F __X___

Form 40F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes __X__

No _____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-1225

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Freegold Ventures Limited

(Registrant)

“Taryn Downing”

Date:   March 4, 2003

(Signature)*

Taryn Downing

Corporate Secretary

*Print the name and title of the signing officer under his signature.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC   V6M 2A3

Item 2: Date of Material Change

January 17, 2003

Item 3: Press Release

Not Applicable

Item 4: Summary of Material Change

The Company wishes to announce it has completed its private placement of 1,939,776 units previously announced October 9, 2002 and November 13, 2002.

Item 5: Full Description of Material Change

The Company announces that it has completed a private placement of 1,939,776 Units.  Each unit was priced at $0.40 per unit for arm’s length parties who placed 1,741,442 units for proceeds of $696,576.80 and $0.45 per unit for non-arm’s length parties who placed 198,334 units for proceeds of $89,250.30 for total proceeds of $785,827.10.  Each unit consisted of one common share and one-half of a common share purchase warrant, each whole warrant is exercisable for one common share at a price of $0.50 per share for arm’s length parties and $0.45 per share for non-arm’s length parties for a term of eighteen months.  The proceeds of the private placement will be used for acquisition, exploration and development of the Company’s mineral projects and for general working capital.  The foregoing is subject to regulatory approval.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___January 20, 2003____________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

$785,827 Private Placement Completed

Major Exploration Programs Slated for 2003

NEWS RELEASE

January 17, 2003

Further to the news releases dated October 9, 2002 and November 13, 2002, the Company announces that it has completed a private placement of 1,939,776 Units.  Each unit was priced at $0.40 per unit for arm’s length parties who placed 1,741,442 units for proceeds of $696,576.80 and $0.45 per unit for non-arm’s length parties who placed 198,334 units for proceeds of $89,250.30 for total proceeds of $785,827.10.  Each unit consisted of one common share and one-half of a common share purchase warrant, each whole warrant is exercisable for one common share at a price of $0.50 per share for arm’s length parties and $0.45 per share for non-arm’s length parties for a term of eighteen months.  The proceeds of the private placement will be used for acquisition, exploration and development of the Company’s mineral projects and for general working capital.  The foregoing is subject to regulatory approval.

Freegold Ventures Limited  is a North American gold exploration company with several key gold projects, Golden Summit, in Fairbanks, Alaska; Rob Gold Project, Goodpaster Mining District, Alaska and the Almaden Gold Project in Idaho. In addition to its gold projects Freegold is also developing the Union Bay Platinum-Palladium project in southeastern Alaska, currently under option to Pacific North West Capital Corp. (PFN:TSX).

Freegold Ventures is committed to enhancing shareholder value by directing the existing projects through all phases of development from exploration to production, as well as continuing to seek new opportunities by acquiring selected projects of merit.

Freegold is listed on The Toronto Stock Exchange, trade symbol: ITF and in the United States OTCBB: FGOVF

On behalf of the Board of Directors

“Harry Barr”

Harry Barr, Chairman & CEO

Disclaimer:

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC   V6M 2A3

Item 2: Date of Material Change

January 24, 2003

Item 3: Press Release

Not Applicable

Item 4: Summary of Material Change

The Company wishes to announce that it has arranged for a special warrant private placement of up to 6,688,888 special warrants with each special warrant convertible into a unit at a price of $0.45 per special warrant for gross proceeds of up to $3,010,000.

The Company also updates their Gold Projects.

Item 5: Full Description of Material Change

See attached News Release dated January 24, 2003.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___January 28, 2003____________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

Major Exploration Programs Slated for 2003

Private Placement

Gold Closes at US$ 367

NEWS RELEASE

January 24, 2003

Freegold Ventures Limited (ITF:TSX  OTCBB: FGOVF) (the “Company”) is pleased to announce that it has arranged for a special warrant private placement of up to 6,688,888 special warrants with each special warrant convertible into a unit at a price of $0.45 per special warrant for gross proceeds of up to $3,010,000.  Each unit will consist of one common share in the capital of the Company and one-half of one non-transferable share purchase warrant (the “Warrant”), each whole Warrant entitling the holder thereof to purchase one additional common share (the “Warrant Shares”) of the Company for a period of eighteen (18) months from the Closing Date at a price of $0.55 per Warrant Share.  A 7% finder’s fee will be payable in cash or in shares.  The proceeds of the private placement will be used for acquisition, exploration and development of the Company’s mineral projects and for general working capital.  The foregoing is subject to regulatory and shareholder approval.

Freegold Ventures Limited is a North American gold exploration company with several key gold projects, Golden Summit, in Fairbanks, Alaska, Rob Gold Project, Goodpaster Mining District, Alaska and the Almaden Gold Project in Idaho. In addition to its gold projects Freegold is also exploring the Union Bay Platinum-Palladium project in southeastern Alaska, currently under option to Pacific North West Capital Corp. (PFN: TSX).

The Company’s senior geologists and Alaskan consultant, Avalon Development, are currently finalizing an exploration program for each of the above-mentioned projects.  A drill program will be announced in early February on the Golden Summit Project, Alaska, where step out drilling on the Currey zone will be conducted.

In Fall 2000, Freegold drilled Hole CHD00-1 which intersected a major system of veins and shear zones carrying significant gold values.

In Fall 2002, a trenching program was completed on the Currey Zone designed to confirm Hole CHD00-1 (64ft grading 0.143 opt, 4.9 gm/t) and to test for continuity on known strike of the mineralised system.

Results:

•

The multi vein/shear zone system extends laterally and was significantly mineralised over widths similar to CHD00-1.

•

The mineralisation is exposed at surface and is open along strike.

Grab samples of quartz vein material in the trenches returned values up to 428 gpt (12.49 opt) gold while channel sample values ranged up to 10 feet grading 4.29 gpt (0.125 opt) and 29 feet grading 1.16 gpt (0.034 opt).

Recommendations also include evaluation of other known high-grade gold targets on the Golden Summit project where similar style mineralization is suspected but where no previous work has been conducted.

The Golden Summit Project, more specifically the Currey Zone is located approximately 5 road miles from Kinross Gold Corporation’s Fort Knox Gold Mine.  The Fort Knox Gold Mine is expected to produce approximately 440,000 oz in 2002.

Almaden Gold Project, Idaho

The Almaden Gold Project, is 100% held by Freegold, and has a recoverable gold resource of approximately 527,000 ounces as identified by a feasibility study conducted by Watts, Griffis and McOuat (WGM) in 1997.

The study concluded that the existing 39.5 million ton, 0.021 oz. Au/ton reserve was sufficient to support an open pit mine, heap leach operation over a 5 year life to provide an 18.9% return on investment at US$362 gold.  The study projected recovering 527,000 ozs of gold at a cost of US$207 oz.  Using a 10% discount factor the net present value was estimated at US$10 million.

Management believes the project has excellent potential for reserve enhancement as the deposit is open in two directions and at depth.  A full review of the project data is underway and an announcement of the 2003 development plans for the Almaden Project will be forthcoming.

Rob Gold Project, Alaska

In early August 2002, Freegold acquired the option to acquire 100% of the Rob Project. The Rob Project lies within the prospective Tintina gold belt (34 Moz past production, 68 Moz current resources) and approximately 20 miles southeast of the 5.6 million ounce Pogo gold deposit under development by Teck Cominco. The Rob Project lies on the southeast end of a + 30 km long gneiss dome that forms the core of the Goodpaster District. The Rob property is cut by a series of early N50E trending high angle structures (Double Bear, Gray Lead and Black Mt. faults) that are cut by younger east-west trending high angle structures (Wolverine fault).  Most of the previously discovered precious metal veins on the property trend parallel to the N50E trending structures in areas where granitic bodies are present Initial exploration efforts will focus in these high angle structures, where significant geochemical results were obtained from a previous sampling program conducted between 1995 and 1998.  Results include surface grab samples up to 5.43 ounces per ton gold (186 g/t) and drill intercepts up to 13.5 feet grading 1.01 ounces per ton gold (34.62 g/t) from the Gray Lead prospect, surface grab samples up to 28.9 ounces per ton gold (990 g/t) from the Michigan prospect, surface grab samples up to 27.8 ounces per ton gold (953 g/t) and drill intercepts up to 77.4 feet grading 0.04 ounces per ton gold (1.37 g/t) from the Blue Lead prospect and surface grab samples up to 2.25 ounces per ton gold  (77.13 g/t) from the Wolverine prospect. Initial reconnaissance programs were completed in the Fall 2002. The objective of this program was to identify new gold bearing zones for a follow-up drill program slated for 2003. (See ITF press release November 13, 2002)

Based on the data from previous work programs as well as work completed by the company in 2002, the Company's geological consultants have proposed an exploration program for 2003 which consists of diamond core drilling at the Gray Lead and Michigan prospects, additional mapping and sampling at the O'Reely, Upper -- Lower Trench, Wolverine and Blue Lead areas, limited top of bedrock power-auger soil sampling and reprocessing of existing airborne and ground geophysics covering the property.

Union Bay, Alaska

The Union Bay Property is centered on a 12 km by 7 km zoned Ural --Alaska complex consisting of a dunite core grading outward through olivine pyroxenite and pyroxenite to hornblendite and gabbro. Freegold originally acquired the property in 2000 after a regional review of PGE potential in the Alexander Platinum Belt of Southeastern Alaska. Initial efforts were concentrated on the northeastern part of the Union Bay complex where government surveys indicated values up to 19 grams per tonne Pt in pan concentrates

Six Zones of multi-gram platinum/palladium mineralization identified to date:

Exploration conducted in 2000 and 2001 identified six zones of multi-gram platinum/palladium mineralization in grab samples from the outcrop and drill core. Over US $600,000 has been spent on exploring the property since 2000. Surface exploration to date has covered only 40% of the Union Bay complex.

Grab samples from the North zone frequently assay greater than 1 gram per tonne Pt + Pd, with sporadic samples assaying up to  17.0 - 19.0 g/t Pt & Pd.  Continuous five-foot rock chip samples taken at the North zone returned combined Pt & Pd values of 17.3g/t, 6.03g/t and 3.45 g/t, respectively.

The western-most mineralized zone discovered to date is Mt. Burnett zone. Combined Pt & Pd values assay up to 11.5g/t. This zone remains open along strike. Other zones discovered include the Lexus zone with combined Pt & Pd values up to 5.01g/t ; the Jaguar zone combined Pt & Pd values up to 3.34g/t. In addition, reconnaissance sampling  at the Cobra east zone and the Cobra west returned sample grades up to 8.8g/t and 3.6g/t, respectively.

A diamond drill program ( 4 holes, 356 m) completed in September 2001, intersected values up to 11.2 g/t over 0.5m (UB-UB01-1). Two holes (UB-01-1, UB-01-2) were drilled in the North Zone where previous surface sampling and rock saw trenching had returned values up to 18 grams per tonne (g/t) platinum (Pt) and palladium (Pd).  Two additional holes (UB01-3 and UB01-4) were drilled at Mt. Burnett, about 3.2 kilometres west of the North Zone, where previous surface sampling returned values up to 11.5 g/t Pt and Pd. Values intersected ranged up to 1.1 g/t Pt and Pd over a one-foot interval in hole UB01-4.

Pacific North West Capital Corp. is currently reviewing all the project data in order to facilitate planning of an exploration program on this highly prospective property.

The Qualified Person for the Alaska projects is Curtis Freeman, MSc., P. Geologist.

Freegold Ventures is committed to enhancing shareholder value by directing the existing projects through all phases of development from exploration to production, as well as continuing to seek new opportunities by acquiring selected projects of merit.

Freegold is listed on The Toronto Stock Exchange, trade symbol: ITF and in the United States OTCBB: FGOVF

On behalf of the Board of Directors

“Harry Barr”

Harry Barr, Chairman & CEO

Disclaimer

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission